Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-7



Via Courier

June 23, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.


05009307

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of a Press Release dated June 23, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

KAG\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0007\Letter to Sec and Exch Comm 05.doc


rockenergy

Rock Energy closes final set of acquisition transactions with QWEST/ELM

June 23, 2005

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce that it has closed the final series of acquisition transactions with the four Qwest drilling partnerships and related companies and ELM Energy Management Ltd., representing approximately 73% of the total acquisitions announced on March 14, 2005. Rock has issued 7.2 million shares and $13.5 million in cash to the various entities. Following these acquisitions Rock has 19.6 million shares outstanding and approximately $15 million of debt against bank lines of $25 million.

The effective date of the final transactions is June 17, 2005 and up until that time net operating income from January 1, 2005 is a purchase price adjustment. Rock can begin to report operating results for these properties from June 17, 2005 forward.

When combined with the April 7, 2005 closings of the ELM/Optimum transactions, in aggregate Rock issued 10.3 million shares and $18.1 million cash, part of which is still subject to final purchase price adjustments.

Rock has begun a 17 well (100% working interest) drilling program in its Plains core area which is expected to be completed in the third quarter with production being brought on late in the third quarter and fourth quarter of this year. On the acquired properties, Rock is currently participating in the following operations:

- at Niton a new well (45% working interest) is currently being completed and a new well (45% working interest) is expected to spud shortly;
- at Musreau a new well (12% working interest) is being completed and a new well (14.25% working interest) is expected to spud shortly;
- at Brazeau 2 wells (14% working interest) are being tied-in;
- at Redwater 1 well (45% working interest) is being tied-in;
- at Berland River 1 well (7% working interest) is being tied-in;
- at Jarvie 1 well (15% working interest) is being equipped;
- at Pine Creek 1 well (20% working interest) is being equipped;
- at Waskahigan 1 well (12% working interest) is being drilled; and
- at Crossfield 1 well (20% working interest) is being tied-in.

Rock expects additional projects to be initiated on the acquired properties and we will update our guidance with second quarter results to be released in August 2005.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380